NEWS RELEASE

EMX Announces Amendment and Extension to Sprott Credit Agreement

Vancouver, British Columbia, January 25, 2022 (NYSE American:  EMX; TSX Venture:  EMX; Frankfurt:  6E9) - EMX Royalty Corporation (the "Company", or "EMX"). Further to its news releases dated July 29, 2021, August 17, 2021 and October 21, 2021, the Company is pleased to announce it has entered into an amendment to extend the term of the US $44,000,000 credit facility (the "Sprott Credit Facility") entered with Sprott Private Resource Lending II (Collector), LP ("Sprott") to December 31, 2024 in consideration for the payment of an amount equal to 1.5% of the outstanding principal amount of the Sprott Credit Facility, which shall be added to the principal amount of the Sprott Credit Facility; and to amend the voluntary prepayment rights under the Sprott Credit Facility to permit the prepayment of up to US $10,000,000 of the principal amount of the Sprott Facility at any time on or after June 30, 2023, and permit to the prepayment of the remaining principal amount of the Sprott Loan at any time on or after June 30, 2024.  In addition, the Company has entered into an amendment to the postponement agreement between the Company, Sprott and SSR Mining Inc.("SSR") to permit the prepayment of the VTB Note (US $7,850,000 principal amount owed to SSR) prior to the repayment of the Sprott Credit Facility, provided that no event of default has occurred or is continuing under the Sprott Credit Facility.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", as well as on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding completion of the transaction, perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual  results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.co

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2021, and the year ended December 31, 2020 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.co